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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 10 )*

MI DEVELOPMENTS INC.
(Name of Issuer)
Class A Subordinate Voting Shares, no par value
(Title of Class of Securities)
55304X104
(CUSIP Number)
Greenlight Capital, L.L.C.
140 East 45th Street, Floor 24
New York, New York 10017
Tel. No.: (212) 973-1900
Attention: Chief Operating Officer
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
- with copies to -

Eliot D. Raffkind
Akin Gump Strauss Hauer & Feld LLP
1700 Pacific Avenue, Suite 4100
Dallas, Texas 75201-4618
(214) 969-2800

August 25, 2008
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	55304X104

1	NAMES OF REPORTING PERSONS Greenlight Capital, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		2,234,000

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,234,000

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,234,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	4.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	55304X104

1	NAMES OF REPORTING PERSONS Greenlight Capital, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		2,466,000

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,466,000

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,466,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	5.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

CUSIP No.	55304X104

1	NAMES OF REPORTING PERSONS David Einhorn

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States Citizen

	7	SOLE VOTING POWER

NUMBER OF		5,036,335

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		5,036,335

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	5,036,335

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	10.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

AMENDMENT NO. 10 TO SCHEDULE 13D
This Amendment No. 10 to Schedule 13D (the “Amendment”) is being filed on behalf of Greenlight Capital, L.L.C., a Delaware limited liability company (“Greenlight LLC”), Greenlight Capital, Inc., a Delaware corporation (“Greenlight Inc.” and together with Greenlight LLC, “Greenlight”), and Mr. David Einhorn, the principal of each of Greenlight LLC and Greenlight Inc. Greenlight and Mr. Einhorn are referred to herein as the “Reporting Persons.” This Amendment modifies the original Schedule 13D filed with the Securities and Exchange Commission on August 11, 2004, as amended by Amendment No. 1 filed on September 2, 2004, Amendment No. 2 filed on January 18, 2005, Amendment No. 3 filed on April 8, 2005, Amendment No. 4 filed on April 15, 2005, Amendment No. 5 filed on August 2, 2005, Amendment No. 6 filed on October 18, 2005, Amendment No. 7 filed on December 1, 2006, Amendment No. 8 filed on March 7, 2008 and Amendment No. 9 filed on April 24, 2008.
This Amendment relates to Class A Subordinated Voting Shares, no par value (the “Class A Shares”), of MI Developments Inc., a Canadian company (“MID” or the “Issuer”), owned by (A) Greenlight LLC for the account of Greenlight Capital, L.P., of which Greenlight LLC is the general partner and Greenlight Capital Qualified, L.P., of which Greenlight LLC is the general partner, and (B) the Class A Shares purchased by Greenlight Inc. for the account of Greenlight Capital Offshore, Ltd., for which Greenlight Inc. is the investment advisor. This Amendment also relates to the Class A Shares purchased by affiliates of Greenlight for the accounts of (i) Greenlight Masters, LP, (ii) Greenlight Masters Qualified, LP, (iii) Greenlight Masters Offshore, Ltd., (iv) Greenlight Masters Offshore I, Ltd., (v) Greenlight Masters Offshore Partners, L.P. and (vi) a managed account for which an affiliate of Greenlight acts as investment manager (the “Managed Account” and collectively, the “Affiliates”). Mr. Einhorn is the principal of each of the Affiliates.
Item 4. Purpose of the Transaction
Item 4 of the Schedule 13D is hereby amended by adding the following:
On August 25, 2008, the Reporting Persons submitted a letter to the Board of Directors of MI Developments Inc. regarding the company’s investment in Magna Entertainment Corp. A copy of the letter is attached hereto as Exhibit 14.
Item 5. Interest in Securities of the Issuer
Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:
(a) Greenlight LLC is the beneficial owner of 2,234,000 Class A Shares. Greenlight Inc. is the beneficial owner of 2,466,000 Class A Shares. Mr. Einhorn, as the principal of Greenlight and the Affiliates is the beneficial owner of 5,036,335 Class A Shares.
Greenlight LLC is the beneficial owner of 4.8% of the outstanding Class A Shares. Greenlight Inc. is the beneficial owner of 5.3% of the outstanding Class A Shares. Mr. Einhorn is the beneficial owner of 10.9% of the outstanding Class A Shares. These percentages were determined by dividing the number of Class A Shares beneficially owned by each of the reporting persons by 46,160,564, the number of Class A Shares outstanding as of June 30, 2008, as reported in the Issuer’s Second Quarter Report 2008, filed as an exhibit to Form 6-K on August 8, 2008.
(b) Greenlight LLC has the sole power to vote and dispose of 2,234,000 Class A Shares beneficially owned by it. Greenlight Inc. has the sole power to vote and dispose of 2,466,000 Class A Shares beneficially owned by it. As the principal of Greenlight and the Affiliates, Mr. Einhorn may direct the vote and disposition of 5,036,335 Class A Shares beneficially owned by Greenlight and the Affiliates.

The filing of this Schedule 13D shall not be construed as an admission that any of the Reporting Persons is for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any of the 5,036,335 Class A Shares reported herein. Pursuant to Rule 13d-4, each of the Reporting Persons disclaims such beneficial ownership.
(c) The transactions in the Issuer’s securities by the Reporting Persons in the last sixty days are listed as Annex A attached hereto and made a part hereof.
(d) Not Applicable.
(e) Not Applicable.
Item 7. Material to be Filed as Exhibits
Item 7 is hereby amended by adding the following exhibit:
Exhibit 14 Letter submitted to MID on August 25, 2008.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 26, 2008
GREENLIGHT CAPITAL, L.L.C.
	By:	/s/ DANIEL ROITMAN
		Name:	Daniel Roitman
		Title:	Chief Operating Officer

GREENLIGHT CAPITAL, INC.
	By:	/s/ DANIEL ROITMAN
		Name:	Daniel Roitman
		Title:	Chief Operating Officer

/s/ DANIEL ROITMAN
Daniel Roitman, on behalf of David Einhorn
The Power of Attorney, executed by David Einhorn authorizing Harry Brandler and Daniel Roitman to sign and file this Schedule 13D/A on David Einhorn’s behalf, which was filed with the Schedule 13G filed with the Securities and Exchange Commission on July 18, 2005, by the Reporting Persons with respect to the Ordinary Shares of Flamel Technologies S.A. is hereby incorporated by reference.

ANNEX A

	Transaction	Number of Class A Shares	Price per
Account	Date	Purchased (P)	Share ($)
Managed Account	7/30/2008	4,300	$19.5830
Managed Account	7/30/2008	16,700	$19.6000
Managed Account	7/31/2008	9,500	$19.8192
Managed Account	8/1/2008	5,800	$19.5938
Managed Account	8/4/2008	4,698	$19.4774
Managed Account	8/5/2008	6,500	$19.8206
Managed Account	8/6/2008	8,800	$19.8072
Managed Account	8/7/2008	5,037	$19.7764